

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2020

Robert S. Mancini
Chief Executive Officer
RMG Acquisition Corp.
50 West Street, Suite 40-C
New York, New York 10006

     Re: RMG Acquisition Corp.
         Amendment No. 1 to Registration Statement on Form S-4
         Filed November 20, 2020
         File No. 333-249488

Dear Mr. Mancini:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2020 letter.

Form S-4/A filed November 20, 2020

How do the Sponsor and the officers and directors of RMG intend to vote on the proposals?, page 11

1. We note your response to comment 4, and reissue our comment. Please revise your disclosure here to give prominence to the disclosure found on page 22, stating that the Anchor Investors are expected to vote their Founder Shares in favor of the proposal.

Business of Romeo
Customers and Backlog, page 168

2. We note your responses and revised disclosures related to prior comments 15 and 16. Please address the following:

- In regard to Phoenix Motorcars and Lighting Systems, you disclose that if their orders fall short of their commitments they would be required to pay make-whole payments based on the amounts of the shortfalls; however, you did not provided similar disclosures related to Nikola Motor Company. Revise your disclosures related to your agreement with Nikola to more clearly indicate their current obligations under this agreement, including if they have a commitment to provide make-whole payments;
- Based on recent news articles, it appears that Nikola Motor Company may have recently revised certain agreements they have with a major auto company. To the extent you believe these revisions could impact Nikola's agreement with you, disclose and discuss the potential impact of the revisions;
- In regard to Lion Buses Inc., you disclose that their purchase obligation is conditioned on them completing a "customary technical and manufacturability assessment". Revise your disclosures to more clearly disclose and discuss the anticipated extent and timing of the assessment;
- To the extent you believe there are uncertainties regarding the ability of any of your key customers to fulfill their commitments under the disclosed agreements, explain the consideration you have given to providing a related risk factor; and
- Based on your backlog disclosures as of September 30, 2020, revise your interim financial statements to provide the disclosures outlined in ASC 606-10-50-13 or explain why they are not applicable.

Romeo's Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Equity Valuation, page 209

3. We note your response and revised disclosures related to prior comment 19. Please revise your disclosures to more clearly address how the fair value estimates of your common stock as of June 30, 2020 and September 30, 2020 relate to the fair value as indicated by the current merger transaction.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Sherry Haywood, Staff Attorney, at (202) 551-3345 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing